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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                           ORATEC INTERVENTIONS, INC.
                            (Name of Subject Company)

                           ORATEC INTERVENTIONS, INC.
                       (Names of Persons Filing Statement)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

                                     68554M
                      (CUSIP Number of Class of Securities)

                                Kenneth W. Anstey
                      Chief Executive Officer and President
                           ORATEC Interventions, Inc.
                                3700 Haven Court
                          Menlo Park, California 94025
                                 (650) 369-9904

                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                     behalf of the persons filing statement)

                                 With copies to:

                                  Mark B. Weeks
                               Steven J. Tonsfeldt
                                Venture Law Group
                           A Professional Corporation
                               2775 Sand Hill Road
                          Menlo Park, California 94025
                                 (650) 854-4488

[ ] Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.



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         This Amendment No. 1 (the "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") initially filed with the Securities and Exchange Commission (the "SEC") on February 22, 2002 by ORATEC Interventions, Inc., a Delaware corporation (the "Company"), relating to the tender offer (the "Offer") by Orchid Merger Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Smith & Nephew, Inc., a Delaware corporation ("Smith & Nephew") and an indirect wholly-owned subsidiary of Smith & Nephew plc ("Parent"), to purchase all of the issued and outstanding shares of the Company common stock, par value $.001 per share , including the associated stock purchase rights issued pursuant to the Preferred Shares Rights Agreement dated as of November 28, 2000 and as amended on February 13, 2002 by and between the Company and American Stock Transfer & Trust Company, the rights agent (collectively, the "Shares"), at a purchase price of $12.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 2002 and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to such terms in the Schedule 14D-9.

Item 4.  The Solicitation or Recommendation.

         The information set forth in the sixth full paragraph on page 7 of the
Schedule 14D-9 under the caption "Background of the Transaction" is amended and supplemented as follows:

         On July 31, 2001, the Board met at a special meeting to discuss ORATEC's recent meeting with Smith & Nephew. JP Morgan gave the Board a presentation related to potential acquisition scenarios. JP Morgan reported to the Board that based on its analysis, it was unlikely that the Board would receive a valuation which would maximize shareholder value during the early stages of implementing its operating strategy. The Board engaged in a lengthy discussion relating to potential transactions, including a potential transaction with Smith & Nephew. The Board determined that given the market conditions, the low probability that Smith & Nephew would offer ORATEC a valuation that the Board would deem reasonable, and the cost to ORATEC of continued management distraction, it would not pursue further discussions with Smith & Nephew at that time.

         The information set forth in the eighth full paragraph on page 7 of the
Schedule 14D-9 under the caption "Background of the Transaction" is amended and supplemented as follows:

         In September 2001, Mr. Anstey was contacted by senior management of another company ("Company A") to discuss potential strategic business opportunities. Mr. Anstey had several meetings and discussions with a representative of Company A to discuss a potential strategic relationship between ORATEC and Company A. Following these initial discussions, ORATEC and Company A decided that the companies were moving in different strategic directions and as a result were not at that time in a position to structure a strategic relationship that would create near term value for either company. Therefore, ORATEC and Company A decided not to pursue a strategic transaction in the near term.





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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2002

                                        ORATEC INTERVENTIONS, INC.



                                        By:/s/  KENNETH W. ANSTEY
                                           ----------------------
                                           Kenneth W. Anstey
                                           President and Chief Executive Officer





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